UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               Talk.com, Inc.
                       (formerly Tel-Save Holdings, Inc.)
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    879176105
                                 --------------
                                 (CUSIP Number)

                                January 28, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( )      Rule 13d-1(b)
(x)      Rule 13d-1(c)
( )      Rule 13d-1(d)

                               (Page 1 of 5 Pages)

CUSIP No. 879176105                 13G                       Page 2 of 5 Pages

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON                                         Seth Tobias
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]

--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION                                    U.S.
--------------------------------------------------------------------------------
NUMBER OF     5)  SOLE VOTING POWER
SHARES        ------------------------------------------------------------------
BENEFICIALLY  6)  SHARED VOTING POWER
OWNED BY      ------------------------------------------------------------------
EACH          7)  SOLE DISPOSITIVE POWER
REPORTING     ------------------------------------------------------------------
PERSON WITH   8)  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
10) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON:                                                IN
--------------------------------------------------------------------------------


Item 1(a).  Name of Issuer:
----------  ---------------
                         Talk.com, Inc. (formerly, Tel-Save.com, Inc.)

Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------
                         12020 Subrise Valley Drive
                         Reston, VA 20190

Item 2(a).  Name of Person Filing:
----------  ----------------------
                                        Seth Tobias

Item 2(b).  Address of Principal Business Office:
----------  -------------------------------------
                        250 Glenmoor Road
                        Gladwyne, PA 19035

Item 2(c).  Citizenship:
---------   ------------
                         United States

Item 2(d).  Title of Class of Securities:
----------  -----------------------------
                         Common Stock

Item 2(d).  CUSIP Number:
----------  -------------
                         879176105

                                Page 2 of 5 Pages

     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or Item 3.
(c), check whether the person filing is a:                               -------

(a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.
(b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e)  [ ]  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)  [ ]  Group, in accordance with Rule 13d-1(b)1)(ii)(J).

Item 4.  Ownership.
-------
(a)  Amount Beneficially Owned:
(b)  Percent of Class:
(c)  Number of Shares to which such person has:

     (i)  Sole power to vote or direct the vote:

     (ii) Shared power to vote or direct the vote:

     (iii) Sole power to dispose or to direct the deposition of:

     (iv) Shared power to dispose or to direct the disposition of:


                                Page 3 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.
------
     If this statement is being filed to report the fact that as of the date of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. Ownership of More than Five Percent on Behalf of Another Person
------
     As of December 31, 1998, the Reporting Person disposed of some the trust's beneficial ownership of Common Stock of Tel-Save.com, Inc. (the "Company") and acquired convertible notes of the issuer.

Item 7.  Identification  and Classification of the Subsidiary Which acquired the
------   Security Being Reported on By the Parent Holding Company

                                 Not Applicable.

Item 8. Identification and Classification of Members of the Group.
------
                                 Not Applicable.

Item 9. Notice of Dissolution of the Group
-------
                                 Not Applicable.

                                Page 4 of 5 Pages

Item 10.  Certification.
--------
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         January 28, 2000
                                                  ------------------------------
                                                               Date

                                                         /s/ Seth Tobias
                                                  ------------------------------
                                                            Signature

                                                           Seth Tobias
                                                  ------------------------------
                                                       Seth Tobias, Trustee


                                Page 5 of 5 Pages